                                                                 January 3, 2005




By Facsimile and EDGAR

Ms. Pamela Ann Long,
   Securities and Exchange Commission,
      450 Fifth Street, N.W.,
         Washington, D.C.  20549.

Dear Ms. Long:

                  In accordance with Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, Novelis Inc. (the "Company") hereby respectfully requests acceleration of effectiveness of its Registration Statement on Form 10, File No. 001-32312 (the "Registration Statement") to 9:30 a.m., Eastern Standard Time, on January 4, 2005, or as soon thereafter as practicable. The Company requests acceleration of effectiveness of the Registration Statement so that it may complete its separation from Alcan Inc. as described in the Registration Statement as soon as practicable.

                  The Company acknowledges that (1) should the U.S. Securities and Exchange Commission (the "Commission") or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela Ann Long                                                          -2-

                                Sincerely,

                                Novelis Inc.

                                By:  /s/ Brian W. Sturgell
                                     -------------------------------------------
                                                Brian W. Sturgell
                                             Chief Executive Officer